SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

CalAmp Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

128126109
(CUSIP Number)

B. Riley Asset Management, LLC
3811 Turtle Creek Boulevard, Suite 2100
Dallas, TX 75219

Eleazer Klein, Esq.
Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 12, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 24 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 128126109	SCHEDULE 13D	Page 2 of 24 Pages

1	NAME OF REPORTING PERSON B. Riley Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,354,678
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,354,678
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,354,678
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.76%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 128126109	SCHEDULE 13D	Page 3 of 24 Pages

1	NAME OF REPORTING PERSON Wes Cummins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,354,678
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,354,678
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,354,678
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.76%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 128126109	SCHEDULE 13D	Page 4 of 24 Pages

1	NAME OF REPORTING PERSON Michael Burdiek
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,003,213 (including options to purchase 476,803 shares)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,003,213 (including options to purchase 476,803 shares)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,003,213 (including options to purchase 476,803 shares)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.75%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 128126109	SCHEDULE 13D	Page 5 of 24 Pages

1	NAME OF REPORTING PERSON Garo Sarkissian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,302 (including options to purchase 2,900 shares)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 50,302 (including options to purchase 2,900 shares)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,302 (including options to purchase 2,900 shares)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 128126109	SCHEDULE 13D	Page 6 of 24 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the shares of common stock, par value $0.01 per share ("Shares"), of CalAmp Corp., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 15635 Alton Parkway, Suite 250, Irvine, CA 92618.

Item 2.	IDENTITY AND BACKGROUND

(a)	This Schedule 13D is being filed on behalf of (i) B. Riley Asset Management, LLC ("BRAM") with respect to the Shares held by certain funds and accounts (the "BRAM Funds and Accounts") to which it acts an investment manager; (ii) Wes Cummins ("Mr. Cummins", and together with BRAM, the "BRAM Parties"), who is the President of BRAM; (iii) Michael Burdiek, ("Mr. Burdiek"); and (iv) Garo Sarkissian ("Mr. Sarkissian," and together with Mr. Burdiek and the BRAM Parties, the "Reporting Persons").

The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

(b)	The principal business address of: (i) each of the BRAM Parties is 3811 Turtle Creek Boulevard, Suite 2100, Dallas, TX 75219; (ii) Mr. Burdiek is 688 Mystic View, Laguna Beach, CA 92651; and (iii) Mr. Sarkissian is 2820 Townsgate Road #204, Westlake Village, CA 91361.

(c)	The principal business of: (i) BRAM is to invest in securities; (ii) Mr. Cummins is to serve as the President of BRAM; (iii) Mr. Burdiek is serving as a corporate director after having previously served as Chief Executive Officer and a member of the board of directors of the Issuer; and (iv) Mr. Sarkissian is serving as the Chief Executive Officer of Dune Labs, Inc. and the owner of Caneel Investments, LLC, after having previously served as Senior Vice President of Corporate Development of the Issuer.

(d)-(e)	During the last five (5) years, none of the Reporting Persons has: (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	BRAM is a Delaware limited liability company. Each of Messrs. Cummins, Burdiek and Sarkissian (as defined below in Item 4) is a citizen of the United States of America.

CUSIP No. 128126109	SCHEDULE 13D	Page 7 of 24 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the Shares beneficially owned by the BRAM Parties reported herein were derived from general working capital of the BRAM Funds and Accounts. Funds for the purchase of the Shares beneficially owned by each of Messrs. Burdiek and Sarkissian reported herein were derived from their respective personal accounts.

The BRAM Parties used a total of approximately $7,882,638, including brokerage commissions, in the aggregate to acquire the 1,354,678 Shares reported herein as beneficially owned by them.

Mr. Sarkissian used a total of approximately $291,471 in the aggregate, including brokerage commissions, to purchase the 50,302 Shares (including options to purchase 2,900 Shares) reported herein as beneficially owned by him.

Mr. Burdiek used a total of approximately $770,652 in the aggregate, including brokerage commissions, to purchase 115,540 Shares reported herein as beneficially owned by him. The remaining 887,673 shares reported herein as beneficially owned by Mr. Burdiek were acquired pursuant to stock awards he received pursuant to his position as Chief Executive Officer and as a member of the board of directors of the Issuer from 2011 to 2020.

The Reporting Persons have and may effect purchases of Shares through margin accounts maintained with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. Positions in the Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts.

CUSIP No. 128126109	SCHEDULE 13D	Page 8 of 24 Pages

Item 4.	PURPOSE OF TRANSACTION

Each of the Reporting Persons acquired the securities reported herein for investment purposes and because they believe the Shares are undervalued and represent an attractive investment opportunity.

On April 29, 2022, the BRAM Parties delivered a notice to the Issuer of their intent to propose the six Nominees (as defined below) for election at the Issuer’s 2022 annual meeting of stockholders (including any adjournment or postponement thereof or any special meeting held in lieu thereof, the “Annual Meeting”). The BRAM Parties believe that the Nominees possess the necessary expertise and experience to help the Board evaluate and address opportunities for stockholder value creation.

BRAM has entered into the April 2022 Nominee Agreement with Mr. Sarkissian, Mr. Burdiek, Doug Miller ("Mr. Miller") and Alan Howe ("Mr. Howe," and together with Messrs. Cummins, Sarkissian, Burdiek, and Miller and Saidal Mohmand ("Mr. Mohmand"), the "Nominees") as described in Item 6 of this Schedule 13D, with such Item 6 incorporated by reference into this Item 4.

The Reporting Persons have had and may continue to have discussions with officers and directors of the Issuer in connection with the Reporting Persons' investment in the Issuer. The topics of these conversations may cover a range of issues, including those relating to the business of the Issuer, management, board composition, investor communications, operations, capital allocation, dividend policy, financial condition, mergers and acquisitions strategy, overall business strategy, executive compensation and corporate governance related to the Issuer's business and stakeholders. The Reporting Persons may also have similar conversations with other stockholders or other interested parties, such as industry analysts, existing or potential strategic partners or competitors, investment professionals and other investors and may exchange information with any such persons or the Issuer pursuant to appropriate confidentiality or similar agreements (which may contain customary standstill provisions). The Reporting Persons may at any time reconsider and change their intentions relating to the foregoing. The Reporting Persons may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss or propose such actions with the Issuer's management and the board of directors of the Issuer, other stockholders of the Issuer, and other interested parties, such as those set out above.

Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Issuer's board of directors, price levels of the Shares, liquidity requirements and other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment position in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or other instruments that are based upon or relate to the value of the Shares of the Issuer in the open market or otherwise, selling some or all of the securities reported herein, and/or engaging in hedging or similar transactions with respect to the Shares.

CUSIP No. 128126109	SCHEDULE 13D	Page 9 of 24 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentages of the Shares beneficially owned by the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 36,058,448 Shares outstanding, as reported in the Issuer's Annual Report for the fiscal year ended February 28, 2022 filed on Form 10-K with the Securities and Exchange Commission on April 28, 2022.

By virtue of the April 2022 Nominee Agreements (as defined in Item 6 below), the BRAM Parties, Mr. Burdiek and Mr. Sarkissian may be deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Exchange Act and such "group" may be deemed to beneficially own an aggregate of 2,408,193 Shares (including 476,803 and 2,900 options to purchase Shares held by Messrs. Burdiek and Sarkissian, respectively), representing approximately 6.68% of the outstanding Shares. Mr. Burdiek expressly disclaims beneficial ownership of the Shares beneficially owned by the BRAM Parties and Mr. Sarkissian. Mr. Sarkissian expressly disclaims beneficial ownership of the Shares beneficially owned by the BRAM Parties and Mr. Burdiek. The BRAM Parties expressly disclaim beneficial ownership of the Shares beneficially owned by each of Messrs. Burdiek and Sarkissian.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty (60) days is set forth in Annex A hereto and is incorporated herein by reference. All of the transactions in Shares listed hereto were effected in the open market through various brokerage entities.

(d)	No person other than the Reporting Persons and the BRAM Funds and Accounts are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares held by the BRAM Funds and Accounts. 272 Capital Fund LP, a BRAM fund, has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of more than 5% of the Shares.

(e)	Not applicable.

CUSIP No. 128126109	SCHEDULE 13D	Page 10 of 24 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Each Nominee (with the exceptions of Messrs. Cummins and Mohmand) has entered into an engagement and indemnification agreement (collectively, the "April 2022 Nominee Agreement") with BRAM substantially in the form attached as Exhibit 2 to this Schedule 13D, whereby the Nominees agreed to become members of a slate of nominees and stand for election as directors of the Issuer in connection with a proxy solicitation which may be conducted in respect of the Annual Meeting. Pursuant to the April 2022 Nominee Agreement, BRAM has agreed to pay certain costs of soliciting proxies in connection with the Annual Meeting, and to defend and indemnify each of the Nominees (with the exception of Mr. Mohmand and Mr. Cummins) against, and with respect to, certain losses that may be incurred by any Nominee (with the exception of Mr. Mohmand and Mr. Cummins) in the event he becomes a party to litigation in connection with his nomination as a candidate for election to the Board and the solicitation of proxies in support of his election as a director of the Corporation. The foregoing summary of the April 2022 Nominee Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the April 2022 Nominee Agreement, a copy of the form of which is attached as Exhibit 2 and is incorporated by reference herein.

Mr. Burdiek beneficially owns 33,200 options to purchase 33,200 Shares with a strike price of $15.14, 35,500 options to purchase 35,500 Shares with a strike price of $17.47, 49,300 options to purchase 49,300 Shares with a strike price of $17.54, 74,300 options to purchase 74,300 Shares with a strike price of $14.49, 64,700 options to purchase 64,700 Shares with a strike price of $14.49, 51,920 options to purchase 51,920 Shares with a strike price of $19.32, 53,200 options to purchase 53,200 Shares with a strike price of $23.08, and 114,683 options to purchase 114,683 Shares with a strike price of $11.11, all of which are currently out of the money and expire on May 31, 2023.

Mr. Sarkissian beneficially owns 100 call options to purchase 1,000 Shares with a strike price of $10.00 and which expire on December 16, 2022, 90 call options to purchase 900 Shares with a strike price of $7.50 and which expire on September 16, 2022, and 100 call options to purchase 1,000 Shares with a strike price of $10.00 and which expire on June 17, 2022.

Except as otherwise described in this Schedule 13D and the joint filing agreement attached hereto as Exhibit 1, there are no contracts, arrangements, understandings or similar relationships with respect to the securities of the Issuer between the Reporting Persons and any other person or entity.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1:	Joint Filing Agreement, dated May 26, 2022.
Exhibit 2:	Form of April 2022 Nominee Agreement

CUSIP No. 128126109	SCHEDULE 13D	Page 11 of 24 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 26, 2022

B. Riley Asset Management, LLC

/s/ Wes Cummins
Name: Wes Cummins
Title: President

/s/ Wes Cummins
WES CUMMINS

/s/ Michael Burdiek
MICHAEL BURDIEK

/s/ Garo Sarkissian
GARO SARKISSIAN

CUSIP No. 128126109	SCHEDULE 13D	Page 12 of 24 Pages

 EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

DATE: May 26, 2022

B. Riley Asset Management, LLC

/s/ Wes Cummins
Name: Wes Cummins
Title: President

/s/ Wes Cummins
WES CUMMINS

/s/ Michael Burdiek
MICHAEL BURDIEK

/s/ Garo Sarkissian
GARO SARKISSIAN

CUSIP No. 128126109	SCHEDULE 13D	Page 13 of 24 Pages

Annex A

Transactions in the Shares of the Issuer by the Reporting Persons During the Last Sixty (60) Days

The following tables set forth all transactions in the Shares effected in the past sixty days by the Reporting Persons. Except as noted below, all such transactions were effected in the open market through brokers and the price per share includes commissions. Where a price range is provided in the column Price Range ($), the price reported in that row's Price Per Share ($) column is a weighted average price. These Shares were purchased in multiple transactions at prices between the price ranges indicated in the Price Range ($) column. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of Shares purchased at each separate price.

The BRAM Parties

Trade Date	Shares Purchased (Sold)	Weighted Average Price Per Share ($)	Price Range
5/25/2022	150,000	6.633040	6.00-6.80
5/24/2022	55,403	6.358004	6.24-6.40
5/23/2022	37,480	6.391923	6.35-6.40
5/20/2022	35,754	6.162981	6.05-6.25
5/19/2022	40,700	6.073664	5.93-6.16
5/18/2022	17,074	5.885383	5.82-5.90
5/17/2022	15,315	5.613900	5.60-5.65
5/16/2022	80,089	5.541400	5.46-5.60
5/13/2022	23,910	5.276836	5.26-5.28
5/12/2022	16,194	4.967933	4.92-5.00
5/11/2022	130,000	4.886694	4.71-4.97
5/10/2022	29,906	4.892493	4.74-5.05
5/9/2022	60,000	5.065033	4.99-5.16
4/29/2022	(100)	5.000000	5.00-5.00
4/28/2022	(100)	5.000000	5.00-5.00
4/27/2022	61,000	5.417581	5.23-5.53
4/26/2022	50,000	5.673351	5.62-5.76
4/25/2022	83,247	5.768826	5.63-5.82
4/22/2022	23,995	5.726906	5.67-5.77
4/21/2022	22,268	5.758067	5.69-5.85
4/20/2022	24,519	5.854618	5.82-5.93
4/19/2022	12,588	5.958421	5.95-5.96

CUSIP No. 128126109	SCHEDULE 13D	Page 14 of 24 Pages

4/18/2022	111,440	5.983568	5.86-6.04
4/11/2022	15,400	5.941800	5.92-5.95
4/8/2022	171,096	5.946949	5.94-6.00

CUSIP No. 128126109	SCHEDULE 13D	Page 15 of 24 Pages

EXHIBIT 2

Form of Nomination Agreement

ENGAGEMENT AND INDEMNIFICATION AGREEMENT, dated as of April __, 2022 (this "Agreement"), by and between B. Riley Asset Management, LLC ("BRAM," "we" or "us") and ________ ("Nominee" or "you").

WHEREAS, BRAM has asked Nominee, and Nominee has agreed, to be (i) a member of the slate of nominees (the "Slate") of BRAM or an affiliate thereof for election to the Board of Directors (the "Board of Directors") of CalAmp Corp., a Delaware corporation (the "Company"), at the 2022 annual meeting of stockholders of the Company (including any adjournment, rescheduling, continuation or postponement thereof, the "Annual Meeting") and/or at any special meeting of the stockholders of the Company (including any adjournment, rescheduling, continuation or postponement thereof, a "Special Meeting") and (ii) named as such in the proxy solicitation materials of BRAM related to the Annual Meeting and/or a Special Meeting;

WHEREAS, BRAM may solicit proxies from the stockholders of the Company in support of, among other things, Nominee's election as a director of the Company at the Annual Meeting and/or a Special Meeting (the "Solicitation"); and

WHEREAS, Nominee has agreed to serve as a director of the Company if Nominee is (i) elected at the Annual Meeting and/or a Special Meeting or (ii) appointed to the Board of Directors by other means.

NOW, THEREFORE, in consideration of the foregoing and with the understanding on the part of BRAM that Nominee is relying on this Agreement in agreeing to be a nominee as aforesaid and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. Certain Definitions. As used in this Agreement, the following terms shall have the meanings indicated below:

"Claim" means any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative, formal or informal, investigative or other), whether instituted by BRAM, the Company or any other party, or any inquiry or investigation that Nominee in good faith believes might lead to the institution of any such action, suit or proceeding.

"Expenses" means all reasonable documented out-of-pocket attorneys' fees and all other reasonable out-of-pocket fees, costs, and expenses paid or incurred directly in connection with the Solicitation or related matters, as applicable, including without limitation, investigating, defending or participating in (as a party, witness or otherwise, including on appeal), or preparing to defend or participate in, any Claim relating to any Indemnifiable Event, including the reasonable documented out-of-pocket costs and expenses of Nominee incurred directly in connection with seeking enforcement of this Agreement in the event that Nominee is successful in such enforcement action, in each case except to the extent arising out of or resulting from Nominee's (i) willful violation of state or federal law in connection with the Solicitation, unless you demonstrate

CUSIP No. 128126109	SCHEDULE 13D	Page 16 of 24 Pages

(any such demonstration to be reasonably determined solely by BRAM) that your action was taken in good faith and in a manner you reasonably believed to be in, or not opposed to, the best interests of electing the Slate, (ii) gross negligence, willful misconduct or bad faith or (iii) a material misstatement or omission in any information provided by Nominee in connection with the Solicitation and in each case to the extent not otherwise covered by insurance or indemnification from another source (including, without limitation, the Company).

"Indemnifiable Event" means any event or occurrence directly arising out of, or any action taken or omitted to be taken directly and solely in connection with, the Solicitation or being a member of the Slate, in each case except to the extent arising out of or resulting from Nominee's (i) willful violation of state or federal law in connection with the Solicitation, unless you demonstrate (any such demonstration to be determined solely by BRAM) that your action was taken in good faith and in a manner you reasonably believed to be in, or not opposed to, the best interests of electing the Slate, (ii) gross negligence, willful misconduct or bad faith or (iii) a material misstatement or omission in any information provided by Nominee in connection with the Solicitation and in each case to the extent not otherwise covered by insurance or indemnification from another source (including, without limitation, the Company).

"Loss or Losses" means any and all damages, judgments, fines, penalties, amounts paid or payable in settlement, deficiencies, losses and Expenses (including all interest, assessments, and other charges paid or payable in connection with or in respect of such Losses), in each case except to the extent arising out of or resulting from Nominee's (i) willful violation of state or federal law in connection with the Solicitation, unless you demonstrate (any such demonstration to be determined solely by BRAM) that your action was taken in good faith and in a manner you reasonably believed to be in, or not opposed to, the best interests of electing the Slate, (ii) gross negligence, willful misconduct or bad faith or (iii) a material misstatement or omission in any information provided by Nominee in connection with the Solicitation and, in each case, to the extent not otherwise covered by insurance or indemnification from another source (including, without limitation, the Company).

2. Agreement to be Named and Serve. Nominee hereby agrees, should we so elect, to (a) be a nominee for election to the Board of Directors at the Annual Meeting and/or a Special Meeting, (b) be named as such in the proxy solicitation materials of BRAM, an affiliate thereof or the Company related to the Annual Meeting and/or a Special Meeting, (c) serve as a director of the Company if (i) so elected at the Annual Meeting and/or a Special Meeting or (ii) appointed to the Board of Directors by other means, (d) devote the time and energy necessary to participate in the Solicitation as BRAM may request, subject to reasonable attempts to accommodate Nominee's other professional responsibilities and avoid conflicts with Nominee's pre-existing schedule, by Nominee making himself or herself available to attend and participate in meetings with, interviews with and presentations to stockholders, analysts, fund managers, representatives of nominee holders, proxy advisory firms, members of the media, and other persons BRAM may reasonably request in connection with the Solicitation, the election of the Slate or any stockholder resolutions BRAM may determine to bring before the Company's stockholders in connection with the Solicitation and (e) (i) not consent to being nominated to stand for election to the Board of Directors by the Company or any stockholder of the Company (other than BRAM) and (ii) not serve as a director of the Company in connection with any appointment by the

CUSIP No. 128126109	SCHEDULE 13D	Page 17 of 24 Pages

Company, the Board of Directors, any stockholder of the Company (other than BRAM) or otherwise, without, in each case of (i) and (ii), prior approval of BRAM, and (f) subject to Section 4, reasonably cooperate with BRAM in connection with any litigation, investigation or other proceeding arising out of or related to the Solicitation, including the nomination of the Slate, and subject to reasonable attempts to accommodate Nominee's other professional responsibilities and avoid conflicts with Nominee's pre-existing schedule, to be reasonably available to respond to and participate as reasonably necessary in any such litigation, investigation or other proceeding.

3. Questionnaires; Disclosure of Information. Nominee hereby agrees (a) to promptly complete and sign one or more questionnaires requesting information relating to Nominee's background and qualifications (the "Questionnaires") and the written consent that is required to be completed and delivered to the Company in order to be eligible to be a nominee for election to the Board of Directors and to serve as a director if elected, pursuant to Section 2.10(a)(ii)(A) of the Company's Amended and Restated Bylaws (the "Written Consent"), (b) that Nominee's responses in the Questionnaires and Nominee's statements in the Written Consent will be true, complete and correct in all material respects and will not omit any material information, (c) that Nominee will provide true, correct and complete information concerning such other matters as are required or customary to be disclosed regarding Nominee, his or her nomination to the Board of Directors or the Solicitation under (i) the Company's governing documents or nomination or director requirements or (ii) pursuant to the Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder, (d) that Nominee will promptly provide any additional information as may be requested by BRAM, such information to be true and correct and not omit any material information, and (e) that Nominee will promptly notify BRAM of any changes or updates to any information provided by Nominee to BRAM pursuant to this Section 3. Nominee further acknowledges and agrees that BRAM may forward the Written Consent and the Questionnaires to the Company, and both BRAM and the Company may at any time, in their respective discretion, publicly disclose such information, as well as the existence and contents of this Agreement and any information that you provide pursuant to this Agreement. Furthermore, Nominee acknowledges and agrees that BRAM may elect, at its expense, to conduct a background and reference check of Nominee and Nominee further agrees to complete and execute any necessary authorization forms or other documents required in connection therewith.

4. Indemnification.

(a) In the event Nominee was, is or becomes a party to or other participant in, or is threatened to be made a party to or other participant in, a Claim by reason of (or arising or allegedly arising in any manner out of or relating to in whole or in part) an Indemnifiable Event, BRAM or a designee thereof, to the fullest extent permitted by applicable law, shall indemnify and hold harmless Nominee from and against any and all Losses suffered, incurred or sustained by Nominee or to which Nominee becomes subject, arising out of such Claim (it being understood and agreed that, except as provided in Section 4(c) with respect to Expenses, reimbursements of any such Losses payable hereunder shall be made as soon as practicable but in any event no later than 30 days after written request is made to BRAM accompanied by reasonable supporting documentation).

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Nominee shall give BRAM prompt written notice of any Claim (accompanied by such reasonable supporting documentation as may be in Nominee's possession) as soon as Nominee becomes aware thereof.

(b) In the case of the commencement of any Claim against Nominee in respect of which he or she may seek indemnification from BRAM hereunder, BRAM will be entitled to participate therein, including, without limitation, the negotiation and approval of any settlement of such Claim. In addition, BRAM shall have, in its sole discretion, the right to assume control of the defense of such Claim with counsel chosen by BRAM. To the extent that BRAM may wish to assume the defense of any Claim against Nominee in respect of which Nominee may seek indemnification from BRAM hereunder, BRAM shall provide Nominee with written notice of BRAM's election to assume the defense of such Claim. From and after such election by BRAM to assume defense of a Claim, BRAM will not be liable to Nominee under this Agreement for any Expenses subsequently incurred by Nominee in connection with the defense thereof other than reasonable costs of investigation and preparation therefor (including, without limitation, appearing as a witness and reasonable fees and expenses of legal counsel in connection therewith). If, in any action for which indemnity may be sought hereunder, BRAM shall not have timely assumed the defense thereof, or Nominee shall have been advised by his or her independent counsel in writing that it would constitute a conflict of interest for the same counsel to represent both Nominee and BRAM in such action, or if Nominee has been advised by his or her independent counsel that Nominee has separate or additional defenses than those available to BRAM with regard to such action, Nominee shall have the right to employ his or her own counsel reasonably satisfactory to BRAM in such action, in which event BRAM shall pay directly or reimburse Nominee for any reasonable documented costs not paid directly for all reasonable documented out-of-pocket legal fees and expenses incurred by Nominee in connection with the defense thereof; provided, however, that BRAM shall be obligated to pay for only one firm to serve as counsel for all of BRAM's nominees for election to the Board of Directors, unless Nominee has been informed by independent counsel that there are conflicts of interest or additional defenses for Nominee relative to the other nominees. Nominee shall not settle any action, and BRAM shall not be responsible for any settlement of any claim against Nominee covered by this Agreement, without the prior written consent of BRAM, which consent shall not be unreasonably delayed or withheld. BRAM shall not settle any Claim in any manner that would impose any expense, penalty, obligation or limitation on Nominee that could reasonably be viewed as an acknowledgment of wrongdoing on the part of Nominee, without Nominee's prior written consent (which consent shall not be unreasonably conditioned, delayed or withheld).

(c) Nominee's right to indemnification pursuant to this Section 4 shall include the right of Nominee to be advanced by BRAM or a designee thereof any Expenses incurred in connection with any Indemnifiable Event as such expenses are incurred by Nominee; provided, however, that all amounts advanced in respect of such Expenses shall be promptly repaid to BRAM or a designee thereof by Nominee to the extent it shall ultimately be determined in a final judgment by a court of competent jurisdiction that Nominee is not entitled to be indemnified for or advanced such Expenses. The indemnification and

CUSIP No. 128126109	SCHEDULE 13D	Page 19 of 24 Pages

reimbursement arrangements contemplated herein shall only take effect if Nominee is publicly named by BRAM or an affiliate thereof as a member of the Slate.

(d) Notwithstanding any other provision of this Agreement to the contrary, the indemnity and expense reimbursement obligations of BRAM under this Agreement will not apply to any event or occurrence (i) prior to the date hereof, (ii) subsequent to the conclusion of the Solicitation or as such earlier time as you are no longer a member of the Slate or (iii) relating to or directly or indirectly arising out of Nominee's service as a director of the Company.

5. Publicity. From and after the date hereof until the date on which Nominee is elected or appointed to serve as a director of the Company, Nominee shall coordinate with BRAM with respect to Nominee's public disclosures regarding the Solicitation, BRAM, and/or the Company, including press releases, public or private announcements, communications and statements or disclosures to the media or third parties concerning this Agreement, the Solicitation or any of the matters contemplated hereby, by notifying BRAM with respect to any planned media or other engagements or oral or written statements or communications, and coordinating in advance with BRAM, and following BRAM's direction in connection therewith, on the text, if any, or content of such disclosures, statements, communications, oral or written, or topics to be discussed in connection with such engagements or oral or written statements or communications. Nominee also agrees to consult with BRAM prior to taking any actions that are likely to interfere with Nominee's obligations hereunder and follow BRAM's direction in connection therewith or that are likely to result in an adverse recommendation from Institutional Shareholder Services, Inc. or Glass, Lewis & Co.

6. No Agency. Each of BRAM and Nominee acknowledges that Nominee is not acting as an agent of BRAM or in a fiduciary capacity with respect to BRAM and that Nominee is not assuming any duties or obligations to BRAM other than those expressly set forth in this Agreement. Nothing contained herein shall be construed as creating, or be deemed to create, the relationship of employer and employee between the parties, nor any agency and nothing contained herein shall entitle Nominee to any compensation from BRAM. Each of BRAM and Nominee further acknowledges that, should Nominee be elected, or otherwise appointed, to the Board of Directors, Nominee will be acting as a director of the Company, on behalf of the Company and all of its stockholders, independent of and not controlled by BRAM, and all of Nominee's activities and decisions as a director of the Company will be governed by applicable law and subject at all times to his or her fiduciary duties to the Company and its stockholders. Nothing in this Agreement is intended to or shall govern or restrict Nominee's decisions or conduct as a director of the Company, which such decisions and conduct shall be based on Nominee's independent business judgment and honest belief as to the best interests of the Company and its stockholders. Each of BRAM and Nominee further acknowledges that there is no agreement between or among them that governs the decisions which Nominee will make, or actions that Nominee will take, while serving as a director of the Company or regarding the voting or holding of any securities of the Company.

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7. Amendment; Waiver; Etc. No supplement, modification or amendment of this Agreement shall be binding unless executed in a writing signed by the parties hereto. No waiver of any provision of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver. The parties may not waive or vary any right hereunder except by an express written waiver or variation. Any failure to exercise any rights hereunder, or any delay in exercising any such rights, or any partial or defective exercise of any such rights, shall not operate as a waiver or variation of that or any other such right. The waiver by one party of any breach of this Agreement by another party shall not be deemed a waiver of any other prior or subsequent breach of this Agreement.

8. Subrogation. In the event of payment under this Agreement, BRAM shall be subrogated to the extent of such payment to all of the rights of recovery of Nominee, and Nominee shall execute all papers required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable BRAM effectively to bring suit to enforce such rights.

9. No Duplication of Payments. BRAM shall not be liable under this Agreement to make any payment in connection with a Claim made against Nominee to the extent Nominee has otherwise actually received payment (under any insurance policy, by-law or otherwise) of the amounts otherwise indemnifiable hereunder. In addition, Nominee shall be required to reimburse BRAM for any indemnification payments made to Nominee by BRAM for any Losses to the extent that Nominee subsequently receives payment of such amounts from another source.

10. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including telecopy or similar writing) and shall be given to such party,

if to BRAM, to:

B. Riley Asset Management, LLC

3811 Turtle Creek Boulevard, Suite 2100

Dallas, TX 75219

Attention: Wes Cummins

Telephone: [●]

Email: wcummins@brileyfin.com

with a copy to (which copy shall not constitute notice hereunder):

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

Attention: Eleazer Klein

Telephone: (212) 756-2376

Email: Eleazer.Klein@srz.com

if to Nominee, to:

[●]

[●]

[●]

Telephone: [●]

Email: [●]

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or such other address, email address or telecopy number as such party may hereafter specify for the purpose by notice to the other party hereby given in accordance with this Section 10. Each such notice, request or other communication shall be effective when delivered at the address specified in this Section 10.

11. Termination. This Agreement shall automatically terminate on the earlier to occur of (a) the termination of the Solicitation by BRAM, (b) Nominee's election or appointment to the Board of Directors, (c) the conclusion of the Annual Meeting (or Special Meeting, as applicable) or (d) BRAM's election to not include you as part of the Slate; provided, that BRAM may terminate this Agreement at any time upon written notice to Nominee; provided, further, that BRAM's obligations with respect to advancement, reimbursement and indemnification hereunder and Nominee's obligations with respect to non-disclosure, advancement, reimbursement and indemnification hereunder shall each remain in full force and effect and survive the termination of this Agreement.

12. Nominee Acknowledgement. Notwithstanding anything else in this Agreement, Nominee acknowledges that BRAM shall be under no obligation to nominate Nominee for election to the Board of Directors or otherwise seek the appointment of Nominee to the Board of Directors. Nominee acknowledges that BRAM will rely upon information provided by Nominee for purposes of preparing regulatory filings, submissions to the Company, proxy solicitation materials and other public disclosures.

13. Governing Law; Consent to Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to principles of conflicts of laws. Each party to this Agreement hereby irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement or any agreements or transactions contemplated hereby shall be brought in the state courts of the State of New York located in New York County, or in the United States District Court for the Southern District of New York, and hereby expressly submits to the personal jurisdiction and venue of such courts for the purposes thereof and expressly waives any claim of improper venue and any claim that such courts are an inconvenient forum. Each party hereby irrevocably consents to the service of process of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to the address set forth or referred to in Section 10.

14. Execution by Counterparts/Facsimile. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. This Agreement may also be executed by facsimile or PDF.

15. Expense Reimbursement. BRAM hereby agrees to reimburse Nominee for his or her reasonable, documented, out-of-pocket expenses incurred as a result of being a member of the Slate, including, without limitation, reimbursement for reasonable, documented, out-of-pocket travel expenses; provided, that Nominee hereby agrees that in the event Nominee reasonably determines that he or she needs to retain legal

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counsel to represent Nominee in connection with being a member of the Slate (other than in connection with a claim for indemnification, which is addressed in Section 4) he or she will employ counsel selected by BRAM and reasonably satisfactory to Nominee. Should Nominee be elected or otherwise appointed to the Board of Directors, other than as expressly set forth herein, BRAM will not be liable for any expenses or any other liabilities incurred by Nominee during the period following election or appointment to the Board of Directors.

16. Non-Disclosure. Nominee acknowledges and agrees to hold in strict confidence, and that Nominee will neither use nor disclose to third parties, information Nominee receives from BRAM or any of its agents or representatives or information developed by Nominee based upon such information, including without limitation all information relating to the Solicitation that is non-public, confidential or proprietary in nature, except for (a) information which was public at the time of disclosure or becomes part of the public domain without disclosure by Nominee, (b) information which Nominee learns from a third party (other than BRAM or its agents or representatives) which does not have a legal, contractual or fiduciary obligation of confidentiality to BRAM or its agents or representatives, (c) following Nominee's election or appointment as a director of the Company, information which is necessary for Nominee to disclose in order to comply with Nominee's fiduciary duties under applicable law or (d) information which is required to be disclosed by applicable law; provided, that in the event of any required disclosure pursuant to this clause (d), Nominee hereby agrees to notify BRAM of such required disclosure promptly so that BRAM may seek a protective order or other appropriate remedy or, in BRAM's sole discretion, waive compliance with the terms of this Section 16; provided, further, that in the event that no such protective order or other remedy is obtained, or that BRAM waives compliance with the terms of this Section 16, Nominee further agrees to furnish only that portion of the confidential information which Nominee is advised by counsel is legally required and will cooperate with BRAM's efforts, without incurring any monetary expense, to obtain assurance that confidential treatment will be accorded to the confidential information. Nominee further agrees not to (i) make any public communication relating to the Solicitation, the Company, or BRAM without the prior permission of BRAM and (ii) stand for election to the Board of Directors through nomination by the Company or any other person (other than BRAM) without the prior permission of BRAM. Nothing in this Section 16 shall constrain Nominee's communications with his or her counsel, or prevent Nominee from disclosing information to his or her counsel.

17. Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto with respect to the matters covered hereby and supersedes all previous written, oral or implied understandings among them with respect to such matters.

18. Headings. The headings used herein are included for convenience of reference only and shall be ignored in the construction or interpretation of this Agreement.

19. Warranty of Authority. Each person executing this Agreement represents and warrants that he or she has full authority to sign this Agreement on behalf of the party for which he or she is acting and that the parties will thereby be fully bound by the terms of this Agreement. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns.

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20. Remedies. Nominee hereby acknowledges that money damages would be both difficult to calculate and speculative and an insufficient remedy for any breach of Nominee's obligations in Sections 2, 3, 4, 5 and/or 16 and that any such breach would cause BRAM irreparable harm. Accordingly, Nominee also agrees that in the event of any breach or threatened breach of Sections 2, 3, 4, 5 and/or 16 BRAM, in addition to any other remedies at law or in equity it may have, shall be entitled to equitable relief, including injunctive relief and specific performance, without the requirement of posting a bond or other security or proof of actual damages.

[Signatures on following page]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

B. Riley Asset Management, LLC

By:
Name:	Wes Cummins
Title:	President

Nominee

By:
Name:
Date: